

BOND NO. 106573585

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1   **INSURED:**

MATTHEW 25 FUND

Principal Address:
715 Twining Road, Suite 212
DRESHER, PA 19025

(hereinafter, "Insured")

ITEM 2   **POLICY PERIOD:**

Inception Date: August 26, 2022   Expiration Date: August 26, 2023
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3   **ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
      P.O. Box 2989
      Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
                One Tower Square, S202A
                Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4   If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$750,000	$0
Coverage A.2. Restoration Expenses	$750,000	$10,000

B. ON PREMISES	$750,000	$10,000
C. IN TRANSIT	$750,000	$10,000
D. FORGERY OR ALTERATION	$750,000	$10,000
E. SECURITIES	$750,000	$10,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$750,000	$10,000
G. CLAIM EXPENSE	$25,000	$0
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000

I. COMPUTER SYSTEMS

Coverage I.1.	Computer Fraud	$750,000	$10,000
Coverage I.2.	Fraudulent Instructions	$750,000	$10,000
Coverage I.3.	Restoration Expense	$750,000	$10,000

J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

ITEM 5   PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19002-0116; IVBB-19004-0116; IVBB-19010-0116; IVBB-19028-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19038-0422

PRODUCER INFORMATION:

LIFTMAN\THEODORE\INS-CRI
ATTN: MARK LIFTMAN
101 FEDERAL STREET
BOSTON, MA 02110

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President   Corporate Secretary

RENEWAL AND APPROVAL OF
FIDELITY BOND COVERAGE

August 11, 2022

WHEREAS, Rule 17g-1(d) under the Investment Company Act of 1940 (the "1940 Act") requires that a majority of the disinterested persons on the Board approve the fidelity bond at least once every twelve months.

RESOLVED, that the Fund's fidelity bond coverage be renewed in the amount of $750,000 for the one-year term of August 26, 2022 to August 26, 2023;

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Fund to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by the Fund;

FURTHER RESOLVED, that subject to the approval of the Board, the officers of the Fund be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940; and

FURTHER RESOLVED, that any officer of the Fund is authorized to make any and all payments and do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution.